SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 5, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM Par – Migration to Novo Mercado

Study of Shares' Conversion Ratio

CONFIDENTIAL | May 4th, 2011

Santander
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Value from ideas

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Disclaimer

Banco Santander (Brasil) S.A. ("**Santander**") was retained by TIM Participações S.A ("**Tim Par**" or "**Company**") as exclusive financial advisor to assist the Company in the analysis and considerations in connection with a potential restructuring of its capital stock, aiming to convert all Company's preferred shares into common shares, with the subsequent migration of the Company to BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A.'s ("**BM&FBOVESPA**") Novo Mercado Listing Segment ("**Proposed Transaction**").

The Board of Directors of Tim Par requested the preparation of this study regarding the exchange ratio to convert preferred shares into common shares ("**Study of Shares' Conversion Ratio**" or "**Study**") to assist it in determining the rate of conversion ("**Conversion Ratio**") to be offered to holders of preferred shares in exchange for common shares.

This Study of Shares Conversion Ratio is not intended to be the sole basis for analysis of the Proposed Transaction, and does not intend to comprise all information necessary for such evaluation. This Study of Shares Conversion Ratio shall not in any event be considered as a recommendation or an opinion as to the convenience, opportunity or strategic decision to carry out any transaction, as well as it is not intended to support any investment or divestment decision, being such issues to be considered exclusively by the respective management teams of Tim Par. This Study of Shares Conversion Ratio is not and should not be used as (i) an opinion on the fairness of the Proposed Transaction, from a financial standpoint, to controlling or minority shareholders. (ii) a recommendation with respect to any aspects of the Proposed Transaction, or (iii) an opinion about the adequacy of the Conversion Ratio or the determination of the fair and/or correct exchange ratio to convert the shares of the Company.

Nothing in this Study should be construed as a guarantee or indication of acceptance of the Proposed Transaction by the shareholders of the Company.

Neither Santander, nor its directors, employees, advisors, agents or representatives guarantee the accuracy or completeness of this Study of Shares' Conversion Ratio.

Nothing contained in this Study is or should be considered as a warranty or constitute a recommendation to the holders of shares of the Company (including, without limitation as to how they should exercise their voting rights or any other rights with respect to the Proposed Transaction).

This Study of Shares Conversion Ratio was prepared and written in English and Portuguese languages, however, for all purposes, the Portuguese version shall prevail.

Santander does not give any representation with respect to the adequacy of this Study to the Proposed Transaction nor does it assume any responsibility or obligation for indemnification related to the exactness, veracity, integrity, consistency, sufficiency and precision of such information. This Study was prepared based strictly on the Brazilian law and regulations and, therefore, it does not consider any aspects of foreign law and regulations that could be applicable to the Company or to the Proposed Transaction The Company may consult their own legal advisers in foreign jurisdiction as they consider necessary.

In this study, Santander has not conducted any independent evaluation or analysis of any assets or liabilities of the Company, assuming as exact, true, complete, consistent, precise, accurate and truthful all information obtained from public sources and those provided by the Company.

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Disclaimer

The estimates, evaluations and projections contained in this material were prepared based on: (i) historical analysis of the ordinary shares price spread over the preferred shares of TIM Par; (ii) analysis of control premium paid in recent M&A deals within the Telecom Sector in Brazil and other regions in the world, as well as other similar M&A deals in Brazil between 2007 and 2010; (iii) analysis of the Equity Research Analysts target prices of TIM's common shares and preferred shares; and (iv) analysis of companies that recently migrated to Novo Mercado in Brazil. The estimates presented herein involve multiple and significant subjective assumptions, forecasts and future financial results that may or may not be correct or materialize. Santander did not attribute specific importance to certain factors considered in this Study, but, on the contrary, undertook a qualitative analysis of the importance and relevance of all factors considered herein. As such, this Study must be analyzed as a whole, and the analysis of selected parts, summaries or specific aspects of this Study without knowledge and analysis of it in its entirety may result in an incomplete or incorrect understanding of the analysis undertaken by Santander and of the considerations contained in this Study.

Other valuations of the Company and sectors prepared by Santander may treat market assumptions in a different way than was framed in this Study, as such the research departments and other departments of Santander and its affiliated companies may use other analyses, reports and publications, estimates, projections and different methodologies than those used in this Study, with such analyses, reports and publications containing different considerations from those set out in this Study.

Santander does or does not make any statement, express or implied, as to the accuracy or feasibility of such assessments, estimates or projections.

For preparing this material, Santander has relied on macroeconomic assumptions existing at the time of preparation of this material. Santander does not have any obligation to update, revise or revoke this material in the event of any change in the assumptions. The analysis does not consider any tax impacts of the proposed transaction.

Santander makes clear that he, his controlling shareholders and the people related to Santander have solely business relationships and transactions with the Company in the financial market in usual market conditions and declares not to have any conflict of interest, actual or potential, with the controlling shareholders or minority shareholders of the Company with respect to the Proposed Transaction, which would diminish the independence needed to perform their duties when preparing this Study.

Estimates and projections contained in this Study are intrinsically subject to uncertainties and various events or factors that are beyond the control of the Company and Santander, especially those whose occurrence depends upon future or uncertain events. It is not possible to assure that the estimates and projections used in this Study will be effectively achieved. Actual future results may significantly diverge from those suggested in this Study. As such, Santander does not assume any responsibility or obligation for indemnification in the event that future results differ from the estimates and projections presented in this Study and does not make any representation or warranty regarding those estimates or projections.

Santander does not take responsibility for any direct or indirect losses, or loss of profits, that may result from the use of this Study.

This document was prepared for the exclusive use of Tim Par and its Board of Directors in connection with the Proposed Transaction. Outside this context, the use of this document is prohibited including its publication or disclosure to third parties, in whole or in part, without the joint prior authorization of the Company and Santander.

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Executive Summary

- Santander was retained by TIM Participações S.A. ("TIM Par" or "The Company") to prepare the following study that will guide its Board of Directors in determining the conversion ratio of the preferred shares ("PN") into ordinary shares ("ON") to be proposed to TIM Par shareholders in connection with the migration to Novo Mercado
- Santander analyzed the ON / PN spread using different metrics:
  - Analysis of the historical price spread between TIM Par's common ("ON") and preferred ("PN") shares
  - Analysis of control premium paid in recent M&A deals in Brazil between 2007 and 2010
  - Analysis of the spreads of Equity Research Analysts target prices of TIM Par's ON and PN shares
  - Analysis of recently concluded migrations to Novo Mercado of Brazilian companies and their respective conversion ratios
    - Although majority of migrations were made at 1ON:1PN ratio, in most of these cases (i) liquidity between two share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index or (iii) previous restructuring transactions crystallized spread
- The ON / PN spread under the above mentioned metrics, when existent, ranges approximately between 20% and 30%
- Best practices related to migrations, which present a wider array of results, should take into consideration the fact that both TIM Par's ON and PN shares have liquidity (although at different levels)
  - TIM Par's ON and PN shares are members of the Ibovespa Index
  - TI ownership is similar in both ON and PN shares
- In summary, market parameters could support a ON / PN spread for the conversion ratio

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Index

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Corporate Governance Levels in Brazil

In order to stimulate the best Corporate Governance practices of listed companies in Brazil, BM&FBOVESPA created three Corporate Governance listing segments in December 2000, being the Novo Mercado the one with the highest standards



Current Status of TIM Par
Law Requirements
Higher Transparency and Disclosure Requirements
Higher Protection of Minority Shareholders
Highest Level of Corporate Governance
Only One Class of Shares
Brazilian Corporate Law
"Lei das S.A"
NÍVEL 1
BOVESPA BRASIL
NÍVEL 2
BOVESPA BRASIL
NOVO MERCADO

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Novo Mercado Development

There are currently 119 companies listed on Novo Mercado, out of the total of 420 companies that are listed on the Brazilian Stock Exchange (BM&FBOVESPA)

Companies Listed

Breakdown by Listing Segment

2003


Novo Mercado 1%
Standard Listing 91%
Nível 2 1%
Nível 1 7%

2011

Total Market Cap: R$2.5 trillion


Novo Mercado 26%
Standard Listing 37%
Nível 2 4%
Nível 1 33%

Selected Companies Listed on Novo Mercado

Real Estate

Brookfield Incorporações, Gafisa, INPAR, LOPES, PDG Realty, BRMALLS, ALIANSCE, CYRELA Brazil Realty, DIRECIONAL Engenharia, JHSF, MRV Engenharia, IGUATEMI, BR Properties, BHG

Retail

DROGASIL, Droga Raia, natura, B2W, marisa, RENNER, Cia.Hering, LE LIS BLANC

Finance

Brasil Insurance, BM&FBOVESPA, CETIP, cielo, Banco do Brasil, Porto Seguro, REDECARD, SulAmérica

Logistics and Infrastructure

CCR, ecoRODOVIAS, OHL Brasil, LLX, ALL, JSL

Utilities

CPFL Energia, edp energias do brasil, MPX, sabesp, Light, Tractebel Energia GDF SUEZ

Industrials

Autometal, Metalfrio, ROMI, LUPATECH, IOCHPE-MAXION, weg

Healthcare

Amil, Cremer, DASA, OdontoPrev

Others

EMBRAER, Localiza, Arteris, Estácio, BRF, JBS, MARFRIG, TOTVS, OGX, MMX, OSX, cosan, HRT Participações, Fibria

Source: BM&FBOVESPA on May 4th, 2011

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Novo Mercado Development

The market capitalization of the 119 companies currently listed on Novo Mercado amounts to approximately R$ 662 billion, with average daily trading volume of R$ 2.7 billion

Companies Listed in Novo Mercado segment

Company	# of Companies	Total Market Cap		Average Market Cap	ADTV (5 Days)	
		R$ MM	% of Total		R$ MM	% of Total
Real Estate	31	75,189	11%	2,425	471	18%
Retail	15	65,558	10%	4,371	266	10%
Finance	11	161,739	24%	14,704	472	18%
Logistics and Infrastructure	10	54,851	8%	5,485	112	4%
Utilities	10	75,655	11%	7,566	103	4%
Industrials	8	20,312	3%	2,539	29	1%
Healthcare	6	22,243	3%	3,707	41	2%
Oil & Gas	5	68,202	10%	13,640	853	32%
Food and Beverage	5	49,364	7%	9,873	135	5%
Information Technology	4	6,451	1%	1,613	14	1%
Agribusiness	4	3,132	0%	783	5	0%
Sugar and Ethanol	3	13,882	2%	4,627	31	1%
Pulp & Paper	2	18,409	3%	9,204	52	2%
Aviation and Transportation	2	14,782	2%	7,391	44	2%
Educação	2	7,264	1%	3,632	20	1%
Metals & Mining	1	5,334	1%	5,334	41	2%
Total	119	662,368	100%		2,689	100%

Source: BM&FBOVESPA and Bloomberg on May 4th, 2011

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Santander
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Performance of Companies with High Governance Standards

IGC Index is composed of Companies in Novo Mercado, Nível 1 and Nível 2 Listing Segments

2011 YTD Performance


IGC Index
Ibovespa Index
120%
110%
100%
90%
80%
Jan-11
Feb-11
Mar-11
Apr-11
May-11

Last 12 Months Performance


IGC Index
Ibovespa Index
120%
110%
100%
90%
80%
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11

Last 3 Years Performance


IGC Index
Ibovespa Index
120%
100%
80%
60%
40%
20%
0%
May-08
Nov-08
May-09
Nov-09
May-10
Nov-10
May-11

Source: Santander and Bloomberg on May 4th, 2011

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Corporate Governance Levels in Brazil

TIM Par has not yet adhered to any Level of Corporate Governance of BM&FBOVESPA. However, its current policies are relatively similar to requirements under the "Nível 1" listing segment

	Requirements	Lei das S.A.	Level 1	Level 2	Novo Mercado	TIM
Liquidity	Only Common Shares	✗	✗	✗	✓	✗
	Minimum free float equivalent to 25% of the company's capital stock	✗	✓	✓	✓	✓
Transparency	Disclose an annual agenda for corporate events	✗	✓	✓	✓	✗
	Disclosure of any shareholder agreements or share buy back programs	✗	✓	✓	✓	✓
	Report consolidated financial statements and cash flow statement on the Quarterly Reports (ITRs)	✗	✓	✓	✓	✓
	Consolidated financial statements in IFRS or US GAAP	✗	✗	✓	✓	✓
	Disclose the volume and type of the company's shares owned by controlling shareholders as well as any changes in any such holdings	✗	✓	✓	✓	✓
Minority Shareholders Rights	Tag-along rights for common shares	80%	80%	100%	100%	80%
	Tag-along rights for preferred shares	✗	✗	80%	n.a.	✗
	Attach voting rights to preferred shares in specific matters	✗	✗	✓	n.a.	✓
	Adhere to the rules of the Arbitration Chamber for resolution of corporate disputes	✗	✗	✓	✓	✗
	At least 20% of the Board members being independent	✗	✗	✓	✓	✓

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Considerations on Migration to Novo Mercado

Current Situation

- No clear definition of the Corporate Governance policies
- Two classes of shares (ONs and PNs)
- Different dividend rights between the two classes of shares
- No tag along rights for preferred shareholders
- ADRs linked only to preferred shares

TIM Par on Novo Mercado

- The only company in the sector listed in the Novo Mercado, therefore presenting the highest governance standards
- Shares liquidity concentrated in one single class of shares
- Strong trade currency: could be used in potential strategic movements (if any)

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Migration Rationale

The main considerations on the migration to Novo Mercado are described below

Considerations

- ✓ Best in class Corporate Governance practices, unique in the Brazilian Telecom Sector
- ✓ Corporate Governance policies aligned with most developed markets standards
- ✓ Same shareholder voting rights to all shareholders
- ✓ Same dividend policies and rights to all shareholders
- ✓ Control premium in an event of change of control is shared among all shareholders:
  - 100% Tag Along rights vs. current 80% Tag Along for ON holders
  - 100% Tag Along rights vs. current zero Tag Along for PN holders

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Trading Multiples of Comparable Companies

Latin America Comparable Companies Trading Multiples (EUR MM)

	Country	Market Cap	Enterprise Value	EV/EBITDA 2011E	EV/EBITDA 2012E	EV/EBITDA 2013E	EBITDA CAGR	P/E 2011E	P/E 2012E	P/E 2013E	3M ADTV
Brazil											
Vivo Participacoes SA	Brazil	10,227	11,026	4.2 x	3.9 x	3.8 x	9%	11.7 x	10.0 x	9.2 x	18.3
Telecomunicacoes de Sao Paulo SA	Brazil	8,408	8,529	3.9 x	3.9 x	4.0 x	-3%	9.4 x	9.7 x	10.3 x	3.5
Tim Participacoes SA	Brazil	7,629	8,008	4.4 x	3.9 x	3.6 x	14%	20.7 x	13.7 x	12.2 x	12.2
Telemar Norte Leste SA	Brazil	8,971	19,338	4.2 x	4.5 x	4.3 x	-3%	11.9 x	11.8 x	11.6 x	3.7
Tele Norte Leste Participacoes SA	Brazil	5,795	17,685	3.8 x	3.8 x	3.7 x	1%	9.2 x	8.5 x	8.3 x	12.6
Brasil Telecom SA	Brazil	3,868	4,011	2.9 x	2.8 x	2.9 x	2%	7.7 x	6.1 x	6.4 x	4.9
NET Servicos de Comunicacao SA	Brazil	2,102	2,714	3.7 x	3.5 x	n.a.	9%	11.8 x	10.5 x	n.a.	0.1
Average				**3.9 x**	**3.8 x**	**3.7 x**	**4%**	**11.8 x**	**10.0 x**	**9.7 x**	
Argentina											
Telecom Argentina SA	Argentina	3,104	2,898	3.5 x	3.3 x	3.4 x	9%	8.7 x	7.8 x	8.6 x	0.6
Average				**3.5 x**	**3.3 x**	**3.4 x**	**9%**	**8.7 x**	**7.8 x**	**8.6 x**	
Chile											
ENTEL Chile SA	Chile	3,092	3,468	5.2 x	4.9 x	4.8 x	5%	13.0 x	11.6 x	10.2 x	4.3
Average				**5.2 x**	**4.9 x**	**4.8 x**	**5%**	**13.0 x**	**11.6 x**	**10.2 x**	
Mexico											
America Movil SAB de CV	Mexico	70,665	84,958	5.7 x	5.4 x	5.2 x	10%	12.0 x	11.2 x	10.6 x	9.0
Axtel SAB de CV	Mexico	495	1,041	4.8 x	4.6 x	4.1 x	6%	-22.7 x	-36.4 x	-114.8 x	0.6
Telefonos de Mexico SAB de CV	Mexico	11,138	15,002	6.6 x	6.8 x	7.0 x	-3%	12.8 x	12.8 x	12.8 x	1.2
Average				**5.7 x**	**5.6 x**	**5.5 x**	**4%**	**0.7 x**	**-4.1 x**	**-30.5 x**	

Source: Santander and Bloomberg on May 4th, 2011

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M&A Transaction Multiples in the Sector

Date	Acquirer	Target	Industry	Country	Value US$ mn.	EV / EBITDA
Apr-11	Alfa Group	Alestra	Wireline	Mexico	n.a.	n.a.
Apr-11	Televisa	Iusacell	Wireless	Mexico	1,600	14.0x
Apr-11	Televisa	Cablemás	Cable	Mexico	400	9.2x
Feb-11	Fondo Americano	Avantel	Wireless	Colombia	n.a.	n.a.
Feb-11	Rafin	EtecSA	Integrated	Cuba	706	n.a.
Dec-10	Direct TV	Sky Brazil	Pay-TV (DTH)	Brazil	605	n.a.
Oct-10	América Móvil	Net Serviços	Pay-TV (DTH)	Brazil	1,481	5.9x
Jul-10	Telefónica	Vivo	Wireless	Brazil	9,750	11.0x
May-10	América Móvil	Telmex	Wireline	Mexico	6,772	5.0x
May-10	América Móvil	Telmex International	Cable	Mexico	7,348	10.5x
Mar-10	Televisa	Nextel Mexico	Wireless	Mexico	1,400	7.2x
Jan-10	Saieh Family	20% stake in VTR	Cable	Chile	340	7.5x
Dec-09	TIM	Intelig	Wireline	Brazil	389	n.a.
Nov-09	Vivendi	GVT	Wireline	Brazil	2,982	12.7x
Jan-09	Telefónica	CTC Chile	Wireline	Chile	833	5.2x
Sep-08	Net Serviços	Esc90	Cable	Brazil	58	3.8x
Jul-08	Millicom	Amnet	Cable	Central America	500	7.0x
Jan-08	Net Serviços	Big TV	Cable	Brazil	280	8.4x
Jan-08	Telemar	Brasil Telecom	Integrated	Brazil	2,677	3.6x
Jan-08	Telemar	Brasil Telecom	Integrated	Brazil	1,804	6.8x
Jan-08	Telefónica	TVA	Cable	Brazil	475	9.3x
					Average	**7.9x**

Source: Santander and Companies

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Share Price Performance

Performance of TIM Par's ON and PN shares since January 2009 in R$

Brazilian Telecom Companies Share Price Performance
(R$)



300%
250%
200%
150%
100%
50%
0%
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
+137% TIM Par (PN)
+122% Vivo
+69% Ibovespa
+65% TIM Par (ON)
+8% Brasil Telecom
-1% Telemar
-11% Telesp
-17% Tele Norte-Leste
Vivo
Telesp
TIM Par (ON)
TIM Par (PN)
Telemar
Tele Norte-Leste
Brasil Telecom
Ibovespa

Source: Santander and Bloomberg on May 4th, 2011

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Migration to Novo Mercado Overview

Summarized below are the main steps required for migration of TIM Par to Novo Mercado

- ✓ **Board of Directors of TIM Par to approve the migration to Novo Mercado and propose the conversion ratio**
- ✓ **Start negotiations with BM&FBOVESPA for the listing on Novo Mercado**
- ✓ **Board of Directors of TIM Par to call Extraordinary Shareholders Meeting ("AGE") and PN Only Shareholders Meeting**
- ✓ **Extraordinary Shareholders Meeting ("AGE") and PN Only Shareholders Meeting.**
- ✓ **The PN holders have "Withdrawal Rights". They can exercise the Withdrawal Rights during 30 days after the "AGE". If the Withdrawal Rights are exercised, the PN holders have the right to receive the book value of the stock**
- ✓ **Since TIM Par has ADRs Level II, the conversion of PN-ON will also require the coordination with the SEC (Securities and Exchange Commission) on Brazil events**

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Market Trading Historical Spread

Historical ON / PN shares spread for TIM Par

- ONs have traded with a steep spread over PNs during the past 3 years (49.6642% average spread)
- TIM Par's shares are currently trading at a 17.8190% spread (average of last 30 days)

Historical ON / PN spread



140%
120%
100%
80%
60%
40%
20%
0%
Jan-07
Jun-07
Nov-07
Apr-08
Sep-08
Feb-09
Jul-09
Dec-09
May-10
Oct-10
Mar-11

Period	ON / PN spread [1]	PN : ON Ratio
30 Days Avg. [2]	17.8190%	0.8488
60 Days Avg. [3]	18.9607%	0.8406
90 Days Avg. [4]	19.5678%	0.8363
180 Days Avg. [5]	21.0483%	0.8261
1 Year Avg. [6]	31.1851%	0.7623
3 Years Avg. [7]	49.6642%	0.6682
Maximum (3 Years) [7]	129.1142%	0.4365
Minimum (3 Years) [7]	16.7079%	0.8568

Source: Santander and Bloomberg on May 4th, 2011
1 Daily spread of the volume weighted average price of TCSL3 and TCSL4 in all trading days during the period
2 Trading days between April 4th, 2011 and May 4th, 2011
3 Trading days between March 4th, 2011 and May 4th, 2011
4 Trading days between February 4th, 2011 and May 4th, 2011
5 Trading days between November 4th, 2010 and May 4th, 2011
6 Trading days between May 4th, 2010 and May 4th, 2011
7 Trading days between May 4th, 2008 and May 4th, 2011

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M&A Transactions Control Premia

M&A Transactions Control Premia

Implied control premium on acquisition price versus average price of last 15, 30, 90 and 365 days, in local currency

Transaction	Acquisition Date	Acquisition Price	15 Days	30 Days	90 Days	365 Days
LAN / TAM	2010	45.31	54.6%	60.1%	64.0%	54.6%
Pearson / SEB	2010	22.00	15.5%	15.2%	4.3%	10.5%
Apax / Tivit	2010	18.10	6.1%	3.5%	9.5%	18.1%
PDG Realty / Agre	2010	7.80	4.0%	6.0%	2.0%	2.0%
Cemig / Light	2009	29.54	17.6%	19.8%	19.0%	20.7%
Amil / Medial	2009	17.21	23.2%	-99.4%	61.0%	108.2%
Cemig / Terna	2009	40.29	53.7%	67.1%	85.1%	63.6%
Unipar / Petroquimica Uniao	2008	15.27	9.9%	10.2%	9.5%	12.0%
Mittal / Arcelor	2007	94.73	22.9%	30.5%	45.6%	92.1%
Brazilian M&A Premia Ex Telecom			**23.1%**	**12.5%**	**33.3%**	**42.4%**
CenturyTel / Qwest Communications	2010	6.31	18.2%	20.9%	34.2%	51.8%
America Movil / Carso Global	2010	65.62	6.9%	7.7%	13.7%	25.6%
America Movil / Telmex International	2010	11.96	2.3%	3.4%	17.5%	42.4%
Telefonica / CTC	2009	1,100.00	18.1%	20.4%	36.9%	31.2%
International Telecom M&A Premia			**9.1%**	**10.5%**	**22.7%**	**33.1%**

Source: Santander and Bloomberg as of May 4th, 2011

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Research Analysts Target Price and Recent Migrations[1]

Equity Research Analysts Target Price for TCSL3 and TCSL4
(R$)

Firm Name	Recommendation	ON Price Target	Upside %	PN Price Target	Upside %	ON/PN Premium
Banco BTG Pactual	Buy	9.60	13.2%	7.50	5.0%	28.0%
Bradesco	Outperform	10.50	23.8%	8.50	19.0%	23.5%
Citi	Buy	8.36	-1.4%	7.70	7.8%	8.6%
Santander	Buy	9.70	14.4%	7.40	3.6%	31.1%
HSBC	Overweight	11.00	29.7%	8.80	23.2%	25.0%
JP Morgan	Overweight	10.00	17.9%	7.40	3.6%	35.1%
BofA Merrill Lynch	Buy	12.00	41.5%	10.00	40.1%	20.0%
Average			**16.3%**		**10.4%**	**25.2%**
Median			**16.2%**		**6.4%**	**26.5%**

Migrations to Novo Mercado with ON / PN spread

Firm Name	Date	Description	ON/PN Premium
Duratex	2009	"Merger" (Incorporação de Empresas) with Satipel and migration to Novo Mercado	20.0%
Magnesita	2008	Complex leveraged buy-out and restructuring transaction prior to migration	28.7%
Iochpe-Maxion	2007	Conversion of PNs in ONs and migration to Novo Mercado	20.0%
Romi	2007	Conversion of PNs in ONs and migration to Novo Mercado	11.1%
Average			**19.9%**
Median			**20.0%**

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander and Bloomberg as of May 4th, 2011

1 Considering only selected migrations with ON / PN spread. For other recent migrations, please refer to Appendix (a)

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Summary of the Conversion Ratio Analyses

TIM Par's ON / PN Spread Analyses



Trading Spread (30 Days Avg. ON / PN Spread)
17.8190%
Trading Spread (60 Days Avg. ON / PN Spread)
18.9607%
Trading Spread (90 Days Avg. ON / PN Spread)
19.5678%
Trading Spread (180 Days Avg. ON / PN Spread)
21.0483%
Brazilian M&A Control Premium1 (Ex-Telecom)
19.0%
33.3%
Research Analysts Target Price (ON / PN Spread)
25.2%
26.5%
Migrations to Novo Mercado w ith ON / PN Spread
19.9%
20.0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Source: Santander and Bloomberg as of May 4th, 2011

1 spread implied on acquisition price versus average price of last 90 days (mean and median range)

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Index

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Final Considerations

There are several considerations in the determination of the migration ratio

- TIM Par's ONs and PNs liquid shares and are members of the Ibovespa Index
- Market parameters have gradually decreased from a 50% spread (3 year average) to 30% spread (average of last year) and, more recently, to approximately 20%.
- Past migrations concentrate on the 1:1 ratio but do not reflect the context of TIM Par share trading and liquidity between ON and PN.
- Market parameters could support a ON / PN spread for the conversion ratio
    - Average spread of last 30 days of 17.8190%
    - Average spread of last 60 days of 18.9607%

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Index

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Migrations to Novo Mercado

Company	Date	Conversion Ratio	Comments
Lojas Renner	Jun-05	1 ON : 1 PN	Incorporation of JC Penney and migration to Novo Mercado. Only PNs were traded with relevant liquidity.
Cyrela Brazil Realty	Sep-05	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Tractebel	Nov-05	1 ON : 1 PN	ONs traded at spread over PNs and with sigificantly higher liquidity. However, given Tractebel's similar ownership in both classes, conversion ratio was 1 ON : 1 PN.
Perdigão	Apr-06	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Embraer	Jun-06	1 ON : 1 PN	Prior to migration, a corporate restructuring was conducted, valuing ONs of the controlling shareholders at 11.53% premium over other shares.
Banco do Brasil	Jun-06	1.1 ON : 1 PN	Stock conversion in 2002 and migration to Novo Mercado in 2006. Adjusting for stock split, PNs traded at spread over ONs (~7%).
Eternit	Aug-06	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
São Carlos	Dec-06	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
Gradiente	Feb-07	1 ON : 1 PN	Only PNs were traded with relevant liquidity.

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander, Companies and Bloomberg

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Migrations to Novo Mercado (Cont'd)

Company	Date	Conversion Ratio	Comments
Romi	Mar-07	1 ON : 1.1 PN	Only PNs were traded with relevant liquidity.
Plascar	Apr-07	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Hering	May-07	1 ON : 1 PN	Migration to Novo Mercado and re-IPO. Only PNs were traded with relevant liquidity.
WEG	Jun-07	1 ON : 1 PN	Only PNs were traded (Nível 1) prior to migration.
Drogasil	Jul-07	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
Duratex	Sep-07	1 ON : 1 PN	Merger of Duratex and Satipel, with 20% premium for the Controlling Shareholders' ONs.
Idéiasnet	Jan-08	1 ON : 1 PN	Only ONs were traded with relevant liquidity.
Iochpe Maxion	Mar-08	1 ON : 1.2 PN	Only PNs were traded with relevant liquidity.
Magnesita	Apr-08	1 ON : 1.29 PN	Complex leveraged buy-out and restructuring transaction prior to migration.

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander, Companies and Bloomberg

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Migrations to Novo Mercado (Cont'd)

Company	Date	Conversion Ratio	Comments
Equatorial	Apr-08	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Portobello	Apr-08	1 ON : 1 PN	Only PNs were traded with relevant liquidity.
Estácio	Jul-08	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Fibria	May-10	1 ON : 1 PN	Merger of Aracruz and VCP and migration to Novo Mercado.
ALL	Oct-10	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Anhanguera	Dec-10	1 ON : 1 PN	Securities were traded exclusively as units on the Nível 2 listing segment, thus not having any market reference for the price of each security.
Mahle Metal-Leve	2011 (TBD)	1 ON : 1 PN	Only PNs were publicly traded.
Ultrapar	2011 (TBD)	1 ON : 1 PN	Only PNs were publicly traded.

Although majority of migrations to Novo Mercado were made at 1ON:1PN ratio, in most of these cases (i) liquidity between share classes was extremely different (sometimes one of the classes was not traded), (ii) shares were not members of the Ibovespa Index, or (iii) previous restructuring transactions crystallized spread

Source: Santander, Companies and Bloomberg

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